Fast Casual Concepts, Inc.

141 Amsterdam Rd.

Grove City, PA 16127

July 7, 2022

VIA EDGAR UPLOAD

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Fast Casual Concepts, Inc. Form 1-A POS File Number: 024-11190

To The Division:

On behalf Fast Casual Concepts, Inc. (the “Company”), I respectfully request the qualification of the above-referenced 1-A POS and that such qualification be effective July 12, 2022 at 4:00pm ET.

In making this request, the Company acknowledges that:

•     Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•     The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•     The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George Athanasiadis

CEO